

October 6, 2023

Christophe Vattier
Managing Member
MANSE USA LLC
100 Bogart Street
Brooklyn, New York 11206

>**Re: MANSE USA LLC**
>**Amendment No. 1 to Draft Offering Statement on Form 1-A**
>**Filed September 6, 2023**
>**CIK No. 0001982659**

Dear Christophe Vattier:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 4, 2023 letter.

Amendment No. 1 to Draft Offering Statement on Form 1-A

Risk Factors
Our business model operates in a context where the regulation..., page 6

1.   Please clarify how the Roys "may be associated with or mistaken for cryptocurrencies or tokens," given your statement that the Roys "are not cryptocurrencies or tokens." Explain why Exhibit 6.5 refers to the Roys as "Digital Assets."

The Company's Business, page 9

2.   We note your response to comment 1. Please disclose in this section that the company intends to use proceeds from the sale of Roys to make yield payments on the Roys, as you have done on the cover page and in the offering summary. Disclose whether there are any tax implications to investors based on this structure. You note that the overall amount of a yield does not depend on the success of this primary offering, but it is not clear what other revenue-generating activities or other sources of cash would support yield payments on

the Roys. Revise to clarify, considering your revised disclosure indicates that the high end of your annual yield payments on each Roy would greatly exceed the proceeds from this offering.

The Talents, page 9

3.   We note your response to comment 4 that you intend to sell Roys related to several Talents contracted by the company and with MANSE France in this offering, and that each Talent will have a unique yield amount and price. However, it appears you are only attempting to qualify one class of Roys in this offering at a fixed price of $2 per Roy. Please revise to disclose the specific terms associated with each unique Roy that you intend to offer, given that that terms of Roys will differ depending upon the associated Talent.

4.   We reissue comment 4 in part. Please include specific, detailed disclosure in your filing regarding each Talent associated with each class of Roys you intend to sell in this offering. In this regard, it appears you are attempting to qualify at least one class of Roys associated with Nick Kyrgios. Revise to include some background regarding this Talent and the unique yield and/or algorithm/price formula associated with this Talent in the filing. To the extent you will add a class of Roys for each of the Talents identified in Appendix I of your response letter, include comparable disclosure for each Talent and the unique yield and/or algorithm/price formula associated with each Talent. File as an exhibit the Talent Agreement you enter into with each Talent. To the extent that you will add classes of Roys for other Talents sourced by the Company, confirm that you will disclose such Talents prior to seeking qualification.

Characteristics of a Roy, page 15

5.   Disclose that an investor who purchases a Roy will earn yearly a minimum yield of 4 cents and a maximum of $1, and during the Roy's 10-year term, a Roy holder will receive a total yield between 40 cents and $10 per Roy, as you noted in your response to comment 1. Reconcile this with the disclosure on page 15 that provides the initial yield is set at $2.00 when the Roy is first introduced.

6.   Disclose the price formula described in Exhibit 6.1.

Exhibits

7.   For Exhibit 6.2, please revise to provide Appendix 2 - Liquidity Mechanism Formula.

General

8.   We note your revisions in response to comment 6 and that it now appears only MANSE Liquidity Pool will be able to purchase Roys from investors on the platform. If true, please revise your statements throughout your filing where you state that the price of the Roys will fluctuate based on level of sales to clarify that the price will fluctuate based on

level of repurchases made by MANSE Liquidity Pool. Clarify what you mean on page 9 where you say that "After purchasing a Roy, the price as calculated by the price formula contained in the Roy contract fluctuates based on the volume of sales, which should be impacted by yield levels among other factors, such as the investor's view of the future prospects of the Talent," page 10 where you say that "All of the Roys associated with the Talents that currently participate on the trading platform that are engaged by MANSE France will be available to the Company's users through the Company's platform," on page 15 where you say "Participants can offer to sell Roys generally to other participants on the trading platform at the then-prevailing price," and page 15 where you say "After introduction, users may acquire and hold the number of Roys that they wish," if repurchases may only be made by MANSE Liquidity Pool.

9. We note your response to comment 7 that MANSE Liquidity Pool will in due course sell Roys on the platform to recover proceeds spent purchasing Roys. Please include such disclosure in your filing. Please also provide us your analysis as to the applicability of Exchange Act Rule 3b-16 to such activities contemplated by the platform, and tell us whether you or any of your affiliates have registered as a broker-dealer or, if not, why not. In this regard, it appears that MANSE Liquidity Pool can repurchase Roys from holders at a price it determines, consistent with the Liquidity Agreement, and it can resell those Roys at a price at which it deems to be appropriate. Please also clarify whether you intend to provide quotations on this platform and how you would comply with Rule 15c2-11 in such a case.

10. Please revise your disclosure to clarify, wherever you discuss the liquidity offered on your platform, that, given MANSE Liquidity Pool is an affiliate of MANSE USA, the Roys have a redemption feature whereby MANSE Liquidity Pool will repurchase the Roys and specify the circumstances in which MANSE Liquidity Pool will agree to repurchase the Roys. In this regard, you continue to state on page 4 that MANSE Liquidity Pool will step in "at least initially" and that there "is no assurance that MANSE Liquidity Pool will maintain the financial resources or operational capability to provide liquidity," which suggests that there are limitations upon the circumstances in which MANSE Liquidity Pool will repurchase Roys. In addition, disclose that any subsequent resales by MANSE Liquidity Pool would be considered a primary offering of Roys that would count towards the $75 million cap for Tier 2 offerings.

11. Please include the description of MANSE Liquidity Pool that you included in response to comment 7 in your filing.

12. We note your response to comment 7 that you do not believe Regulation M applies because "the purchases of the securities will not impact the price of the securities." We note that Regulation M is a prophylactic, anti-manipulation provision that prohibits certain "covered persons" from engaging in certain activities that might manipulate the market for the securities being offered, and that for Rules 101 and 102 of Regulation M to apply, only a "distribution" of securities is required. We also note your disclosure throughout your filing that the price of the Roys in the secondary market will fluctuate based on the

volume of sales, and you have indicated that MANSE Liquidity Pool is permitted to purchase Roys on the platform during what appears to be a continuous distribution of Roys. Accordingly, we reissue our comment. Provide your analysis as to why the Liquidity Pool does not run afoul of Regulation M. In your analysis, please address whether or not there is a "distribution" for purposes of Regulation M, how you calculate the applicable "restricted period(s)", who you consider to be "covered person(s)" (particularly as an "affiliated purchaser" or as a "selling security holder" or "distribution participant") and how you plan to structure such purchases and trading activity by MANSE Liquidity Pool so as to not violate Rules 101 or 102 of Regulation M.

13. We note your response to comment 8 and reissue our comment. We note your disclosure that "although some details about how the algorithm operates will be made available to Roy holders as addressed below in section titled 'The Company's Business,' or otherwise made publicly available, we will not disclose all details about the operation of the algorithm so investment decisions will have to be made without that information." Please remove this disclosure. Include a description of the algorithm in the appropriate places throughout your filing, including Exhibit 6.5, or tell us why the algorithm is not material. In this regard, it appears the summary you have included as Exhibit 6.6 only details how you create a valuation for a specific Talent, but it does not explain a specific algorithm or how a yield payment is determined. Clarify if each Talent will have a different algorithm, and if so, disclose each specific algorithm in this filing.

14. We reissue comment 11 in part. Please revise Exhibit 3.1 so it is specific to the terms of the Roys you are offering, as it appears to apply to your affiliate and not to you.

15. We note your response to comment 12 and reissue our comment in part. We continue to believe that MANSE USA is functionally issuing securities on behalf of MANSE France by virtue of the sublicense agreement given that it appears that the only difference between the Roys issued by MANSE France and you is the issuer, at least with respect to the Talents you have in common. In this regard, tell us how the Roys issued by MANSE France differ from the Roys to be issued by you with respect to the same Talent. Given that MANSE International controls MANSE France and you, tell us why MANSE USA should not be treated as the alter ego of MANSE France. Please revise your analysis to address this, including a description of consideration MANSE France will receive for sublicensing certain Talent IP to MANSE USA. File as an exhibit a form of the Primary Agreement, as such term is defined in the Master Agreement, MANSE France has entered into with each Talent.

16. We reissue comment 13. It is not clear how the Roys you propose to issue should be characterized for purposes of Rule 261(c) of Regulation A. For example, the disclosure in the filing indicates that holders of Roys will not have many of the rights traditionally associated with holders of debt instruments, nor will they have any of the rights traditionally associated with holders of equity, yet you assert that they are equity instruments, and we note that you have taken the position in your response letter that the Roys are "investment contracts." Please provide us with your legal analysis as to how the

Roys should be appropriately characterized under Rule 261, including how you arrived at your determination that the Roys are investment contracts and how investment contracts are appropriate under Rule 261(c) of Regulation A.

17. We note your response to comment 13 that the Roys should be considered investment contracts. Accordingly, please provide your analysis as to whether each Talent should be considered a co-issuer of Roys under this framework and if not, explain why not.

18. Please provide a detailed legal analysis regarding whether the Company and its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the "Investment Company Act"). In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor. Additionally, please tell us what exclusion or safe harbor from the Investment Company Act you are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information as of year-end December 31, 2022 and the most recent quarter-end 2023 available) supporting your determination that the exclusion or safe harbor is available to you.

19. Further, please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. Additionally, please tell us what exclusion or safe harbor from the Investment Company Act you are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information as of year-end December 31, 2022 and the most recent quarter-end 2023 available) supporting your determination that the exclusion or safe harbor is available to you.

20. Please provide your detailed legal analysis as to whether or not the Company meets the definition of an "investment adviser" as defined under the Investment Advisers Act of 1940 (the "Advisers Act"). In your response, please address each of the three prongs of the "investment adviser" definition in Section 202(a)(11) of the Advisers Act and identify the factual and legal basis for your position on each of these three prongs, including citations to any applicable law, regulation or other precedent. When addressing the "compensation" prong of the "investment adviser" definition, please also provide additional information about how exactly the Company intends to be compensated for its services. If you believe that you qualify for any exclusions or exemptions from "investment adviser" status, please identify those exclusions or exemptions and provide detailed support for your position.

21. We note your revised website in response to comment 14. Please confirm that you will include a hyperlink to your offering circular once publicly filed.

   Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Simon Wood, Esq.